UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 20, 2018 titled “GeoPark Announces New Jauke Gas Field Discovery in Chile”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW JAUKE GAS FIELD DISCOVERY IN CHILE

Santiago, Chile – August 20, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced the successful drilling and testing of the Jauke 1 exploration well in the Fell block (GeoPark operated, 100% WI) in Chile.

GeoPark drilled and completed the Jauke 1 exploration well to a total depth of 9,592 feet. A production test through different chokes in the Springhill formation resulted in an average production rate of 5.8 million standard cubic feet per day of gas (or 970 boepd) with a wellhead pressure of 2,738 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well and the extent of the reservoir. Surface facilities are in place, the well is in production, and the gas is being sold to Methanex through a long term gas contract. Drilling and completion costs are estimated at $3.4 million, and at current gas prices and testing rates, this well is expected to have a payback period of 6-7 months.

The Jauke gas field is part of the large Dicky geological structure in the Fell block – and has the potential for multiple development drilling opportunities. Petrophysical analysis also indicates hydrocarbon potential in the shallower El Salto formation which will be tested in the future.

The Jauke exploration effort is part of GeoPark’s 2018 overall 40-45 well drilling program in Colombia, Argentina, Brazil, and Chile – with five drilling rigs currently in operation.

James F. Park, Chief Executive Officer of GeoPark said: “This discovery illustrates the hydrocarbon-generating capacity of GeoPark’s unique Latin American multi-country platform. In addition to the new gas production, revenues, reserves, and upside this new field will contribute to our bottom-line, we are pleased to congratulate our younger generation geoscience team for this new success – further demonstrating the depth and range of the long term oil-finding capacity being continuously developed within GeoPark.”

For further information please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to statements regarding the intent, belief or current expectations, regarding various matters, including preliminary production test results and hydrocarbon production, Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 20, 2018